ASARCO                                                NEWS


                        ASARCO TO EXPLORE STRATEGIC
                      ALTERNATIVES SEEKING TO MAXIMIZE
                             SHAREHOLDER VALUE

New York, NY, September 26, 1999 -- ASARCO Incorporated (NYSE:AR) announced today that its Board of Directors has authorized management to explore all available strategic alternatives that could maximize shareholder value. Consistent with the Cyprus Amax and Asarco merger agreement, negotiations are underway in pursuit of this strategic objective. The alternatives being explored could lead to and involve further negotiations that may result in:

o     completion of its currently pending merger with Cyprus Amax
      Minerals Company or a merger or reorganization involving the Company and another company;

o a purchase, sale or transfer of a material amount of assets by the Company;

o a tender or exchange offer for or other acquisition of securities of the Company; or

o a material change in the present capitalization or dividend policy of the Company.

Asarco stated, however, that it could give no assurance that any transaction would result from these efforts.

      The Company noted further that the Board has determined that, prior to having an agreement in principle, premature disclosure of the possible terms of any transactions or proposals could jeopardize the initiation or continuation of negotiations of those transactions and has, accordingly, determined not to disclose the possible terms or parties involved, until such an agreement is reached.